Exhibit 8.1

LIST OF SUBSIDIARIES OF GREENFIRE RESOURCES LTD.

Name	Jurisdiction of Incorporation
M3-Brigade Acquisition III Corp.	Delaware
Greenfire Resources Inc.	Alberta
Greenfire Resources Employment Corporation	Alberta
Greenfire Resources Operating Corporation	Alberta
Hangingstone Demo (GP) Inc.	Alberta
Hangingstone Expansion (GP) Inc.	Alberta
Hangingstone Expansion Limited Partnership	Alberta
Hangingstone Demo Limited Partnership	Alberta